Ethics and U Code of Conduct and Ethics

Dear Employee,
After its people, a company’s greatest asset is its reputation. Cameco’s Code of Conduct and Ethics helps safeguard our reputation by demonstrating that we are serious about our stated values — safety and environment, people, integrity and excellence.
You can refer to this code for guidance on how we uphold our value of integrity. If you have questions about appropriate gifts or entertainment, if you are uncertain about what constitutes a conflict of interest or if you are curious as to whether Cameco makes political contributions, you can find answers to these questions, and many more, in this code and in the referenced policies.
Because not every situation is covered in the code, it is important that we follow the spirit of the document, not just the words. If you encounter a questionable activity that you don’t see addressed in the code, don’t assume it’s permissible. Ask yourself if it lives up to our values.
I encourage you to familiarize yourself with this code, and urge you to be a leader by questioning behaviours or actions that appear inconsistent with our values.
How we achieve our goals is just as important as accomplishing them. In fact, I believe that’s what will give us our competitive advantage. By conducting ourselves ethically and with integrity we build strong relationships and earn the trust of others, making Cameco a supplier, partner, investment and employer of choice in the nuclear industry.
JERRY GRANDEY
CEO, CAMECO CORPORATION
“I encourage you to familiarize yourself with this code, and urge you to be a leader by questioning behaviours or actions that appear inconsistent with our values.”

TABLE OF CONTENTS

OUR RESPONSIBILITIES		2
•	We use this code to guide us in how to properly conduct ourselves and act ethically in connection with our work at Cameco	2
•	Our senior vice-president, corporate services, and our corporate secretary maintain this code	2

OUR CONDUCT UNDER THE LAW		4
•	We obey all applicable laws, rules and regulations	4
•	We do not take part in insider trading	4
•	We lobby governments only according to their rules	6
•	We obey all import and export regulations	6
•	We do not make loans or guarantees to board directors or officers of Cameco	7

OUR CONDUCT WITHIN CAMECO		8
•	We avoid actual, potential or perceived conflicts of interest	8
•	We declare whether we have any conflicts of interest	10
•	We protect confidential information about the company, employees, contractors, customers, partners, clients and suppliers	12
•	We maintain our business records according to the law and our own retention policies	14
•	We do not take unfair advantage of opportunities through our jobs	14
•	We take action to identify and prevent fraud	15
•	We protect and properly use Cameco’s property	15
•	We use our computer systems, e-mail and Internet appropriately	16
•	We take the time needed to do jobs safely	16
•	We treat everyone with respect and dignity	18

OUR CONDUCT WITHIN THE COMMUNITY		20
•	We do our work in a socially responsible manner	20
•	We engage people in the communities where we are located	20
•	We support worthwhile community causes	21
•	We protect the environment	22
•	We follow our company guidelines when supporting or participating in political activities	22

OUR CONDUCT WITH OUR SHAREHOLDERS AND THE PUBLIC		24
•	We continuously disclose important information to the public openly and honestly	24
•	We only share information publicly through our authorized spokespersons or with permission from the senior vice-president, corporate services	24
•	We keep full and accurate financial reports and administrative records	25
•	We report concerns regarding accounting practices	26

OUR CONDUCT WITH CUSTOMERS, PARTNERS, CONTRACTORS, SUPPLIERS AND COMPETITORS		28
•	We act fairly, honestly and respectfully with everyone	28
•	We only give and accept modest gifts and invitations in the spirit of business courtesy and relationship management	28
•	We follow the competition laws of the countries where we operate	31

OUR ADMINISTRATION OF THIS CODE		32
•	We commit to annually reviewing this code	32
•	We understand there are consequences for violating this code	32
•	We report violations of this code or corporate policies	32
•	The corporate secretary keeps a log of reports and complaints	34
•	Waivers of this code require approval before they can proceed	34

OUR POLICIES, PROGRAMS, AND PROCEDURES REFERENCED IN THIS CODE		35

CONTACT INFORMATION		36

We each must follow this Code of Conduct and Ethics. “We” means employees, officers and board directors of Cameco and its subsidiaries.
This code is important. There are serious consequences if you don’t follow the code.
Our Responsibilities
We use this code to guide us in how to properly conduct ourselves and act ethically in connection with our work at Cameco
We have this code to help us understand the kinds of activities that are right and we are encouraged to do, and the kinds of activities that are wrong and not allowed.
Don’t assume questionable activities are OK just because they haven’t been mentioned in this code. Ask yourself the following questions to decide if an activity is right or wrong.
•	Does it seem right?

•	Is it fair?

•	Is it legal?

•	Does it match up with Cameco’s Value Statements?

•	Would I want other people to know I did it?

•	Would I feel OK if I read about it in the newspaper?

•	Would other people at Cameco feel OK if they read about it in the newspaper?
Ask your supervisor or manager for advice if you’re still in doubt about a questionable activity after asking yourself these questions.
Our senior vice-president, corporate services, and our corporate secretary maintain this code
The senior vice-president, corporate services and the corporate secretary are responsible for putting the code into practice throughout the company and keeping it up-to-date.

They report to our board of directors’ nominating, corporate governance and risk committee on matters related to board directors. They report to our board’s audit committee on matters related to employees.
The nominating, corporate governance and risk committee recommends any changes to the code to Cameco’s board of directors. The board must approve them before they can be made and put into practice.
You contribute to the ethical culture of Cameco when you report violations of this code. You’re protected from any form of retaliation when you report your concerns honestly.
If you know of, or suspect, any violations of this code, you should first consider speaking to your supervisor or manager. You may also report any violation or ask any questions about the code by contacting your local or corporate human resources department, the internal audit department, the corporate legal department or the corporate secretary.
We also have an Ethics Hotline that is available 24/7 and operated by an external company. You can report any violations of this code anonymously through the Ethics Hotline.

You can reach the Ethics Hotline online at www.clearviewconnects.com

For our employees in Canada and the U.S., the Ethics Hotline can also be accessed by phone at 1-866-590-4135.

Our Conduct under the Law
We obey all applicable laws, rules and regulations
We follow the applicable laws, rules and regulations in the countries where we work and do business. The fact that unethical business practices may be common in some countries doesn’t justify them.
Breaking the law is never OK even if your intent is for the good of the company. Also, not knowing the law is no excuse for breaking it.
Familiarize yourself with, and follow, all the laws, rules and regulations that apply to your job. Be alert to unethical practices and make sure you act ethically.
Check with your supervisor or the corporate legal department if you don’t know the laws, rules and regulations that apply to your job. Also check our International Business Conduct Policy for more information.
We do not take part in insider trading
Insider trading happens when someone uses confidential information to make a decision about buying or selling shares or other financial securities.
You’re guilty of insider trading if you use confidential information about Cameco or another company to help you or someone else decide when to buy or sell Cameco’s or the other company’s shares or financial securities. This is against our rules and, in most cases, is against the law.
Check our Securities Trading and Reporting Policy for more information.
Check with the corporate secretary or chief financial officer if you’re unsure about the rules before you trade any of Cameco’s shares or financial securities.
Bribes and kickbacks are common examples of unethical business practices.
It’s not ethical to offer money or any type of reward to a government official directly or indirectly in order to obtain or retain an improper advantage. If you take part in these kinds of practices or any other unethical business practices, you not only violate our Code of Conduct and Ethics, and International Business Conduct Policy, but you also damage our reputation and put yourself, our company and our officers at risk of fines, charges and possibly jail time.

Also, special rules apply to employees and board directors considered to be “reporting insiders” under securities laws. If you’re a reporting insider, you must get the corporate secretary’s approval before buying or selling Cameco’s shares or exercising stock options. The corporate secretary informs you if you’re a reporting insider.
Question:
I just found out about something that happened in the company that makes me want to trade some of my Cameco shares. Can I go ahead and trade my shares?
Answer:
You can’t buy or sell the shares unless the general public also has access to the same information that you just learned. The corporate secretary announces black-out periods so we know when we can’t buy or sell Cameco shares. Even if there is no black-out, you can’t buy or sell shares using important confidential information if the general public doesn’t also have access to the same information. If in doubt, check with the corporate secretary before you buy or sell shares.
Gary Chad, Senior Vice-President, Governance,
Law and Corporate Secretary

We lobby governments only according to their rules
Cameco lobbies governments to potentially influence the outcome of government policies and regulations that affect our business and industry.
Governments set rules on lobbying and we need to make sure we know and follow them before contacting any government officials for the purposes of lobbying.
You need permission from the corporate legal department and you need to clearly understand the rules before lobbying any government official. The corporate legal department maintains a list of everyone in the company who is lobbying and gives them the rules to follow.
We obey all import and export regulations
We only import and export uranium products and nuclear technologies according to applicable government regulations.
We recognize uranium products and nuclear technologies have the potential to be misused and so we make sure we export only to people, organizations and countries who will use them for peaceful purposes. Government regulations require us to disclose how the uranium products and nuclear technology will be used before we’re allowed to export them.
If you’re involved in importing or exporting, make sure you follow all regulatory requirements and have all the necessary licences and permits in place. If you plan to share any nuclear technology with someone outside of Cameco, make sure you first discuss this with the corporate legal department.
Check with your supervisor or the corporate legal department if you need guidance on any aspect of import and export regulations.
We do not make loans or guarantees to board directors or officers of Cameco
As a company, we do not loan money, extend credit or guarantee personal financial obligations of board directors or officers of the company and their families.
Question:
I contact a government regulator frequently to provide required reports and to ask questions about regulations. Is this lobbying?
Answer:
No. Supplying requested information and asking questions is not lobbying. You would be lobbying, however, if you made a suggestion about how to amend a regulation. Always get permission from the corporate legal department before lobbying and make sure you understand the rules.
Tim Gitzel, President

Our Conduct within Cameco
We avoid actual, potential or perceived conflicts of interest
A conflict of interest happens when our relationships, actions or interests outside of work interfere, might interfere, or even appear to interfere with our duties or Cameco’s business interests.
Avoid conflicts of interest or the appearance of conflict.
Don’t:
•	Take part in outside business transactions, or have a financial or personal interest that may interfere with your duties to Cameco

•	Take part in outside work or business or be a member of a group or sit on a company’s board that is in competition with (or has opposing interests to) Cameco or interferes with your performance at Cameco

•	Report directly to a family member or take part in, or influence, any financial, administrative or human resources processes concerning your family members

•	Give preferential treatment to relatives or friends or to organizations in which your relatives or friends have a financial or other interest
For employees in Canada, check our Conflicts of Interest Between Employed Family Members Procedure for more information about the rules involving family members at work.

Question:
What are some examples of the kinds of business transactions or financial or personal interests that may put me in a conflict of interest situation?
Answer:
Generally, you have a conflict of interest when you put yourself in a situation where you may not be acting in Cameco’s best interests. For example, you may have a conflict if:
•	You award a contract to a private company in which you are a shareholder
•	You or your family have a significant interest in a business that deals with Cameco
•	You influenced a decision that Cameco made that improves the value of property you own or have an interest in
•	You realized financial gains or savings from the purchase or sale of stocks, bonds, shares or other assets using information which isn’t generally available to the public
Question:
I work part-time at Cameco. The other part of the time I work for another company. Is this a conflict of interest?
Answer:
It’s not a conflict of interest unless:
•	The other company is a competitor of Cameco

•	The other company has opposing interests to Cameco

•	The other job interferes with your duties at Cameco

We declare whether we have any conflicts of interest
We each complete a declaration form when we start our jobs or board appointments at Cameco. On the form you declare whether you have any actual, potential or perceived conflicts of interest. The corporate secretary reviews the completed forms.
You need to complete and submit a new form to the corporate secretary any time an actual, potential or perceived conflict of interest arises.
You also need to complete a new form if you’re promoted into job band six or higher, or if you move into a job in supply chain management, exploration or corporate human resources. Anyone in these jobs also completes and submits a new form annually. The form will be provided to you automatically.
If you’re an employee in Canada and have a conflict of interest concerning a family member you also need to complete another form where you state your plan for dealing with the conflict. This is explained in the declaration form. Check our Conflicts of Interest Between Employed Family Members Procedure for more information.
All members of the pension investment committee, board directors or employees operating or administering our pension plans must disclose any kind of personal, financial or other interests that would conflict with their duties concerning the plan. Actual, potential or perceived conflicts must be declared as they would for any other type of conflict described in this code.
Any of us having an actual, potential or perceived conflict must not take part in discussions and decision-making related to the conflict unless allowed by the applicable decision-makers.
You have violated this code and are subject to discipline or even dismissal if you don’t disclose any conflicting interests you may have.
Question:
What happens if my conflict of interest is not acceptable to Cameco?
Answer:
Depending on the conflict, you may have to take one or more of the following actions:
•	Give back any benefit you received

•	Get rid of the outside interest

•	Put applicable assets in a frozen or blind trust

•	Accept a transfer to a job where the conflict wouldn’t exist

•	Exclude yourself from any human resources, administrative or financial processes concerning family members at Cameco

•	Resign from your job or board appointment

Question:
What happens after I declare that I have (or might have) a conflict of interest?
Answer:
A committee reviews your conflict and decides whether it’s acceptable.
If you’re a board director
•	The board’s nominating, corporate governance and risk committee reviews your conflict and recommends to the board whether it’s acceptable. The board makes the final decision. You don’t take part in the discussions or decision about your own conflict.
If you’re an officer, senior vice-president or vice-president
•	The board’s audit committee reviews and recommends to the board whether your conflict is acceptable. The board makes the final decision.
If you’re in any other type of job
•	Management’s compliance committee reviews your conflict and decides what must be done to deal with the conflict
Once a decision is made about your declared conflict, the corporate secretary notifies you in writing.
Also, if you are an officer or board director, any transactions between you and Cameco (other than routine transactions arising in the ordinary course of business and consistent with past practice) must be approved by the board of directors on the recommendation of the audit committee.

We protect confidential information about the company, employees, contractors, customers, partners, clients and suppliers
As part of our work, we may learn confidential information about our company and people. We always maintain the confidentiality of this information except when we have permission to disclose it or are required to disclose it by law.
Make sure you maintain confidentiality.
Never:
•	Share any confidential information that you know about, due to working at Cameco, with anyone from outside of the company
•	Make statements to the media in Cameco’s name without permission
•	Allow an unauthorized person access to confidential information
•	Share information from an employee’s personnel file. Employee files are available only to appropriate employees on a “need-to-know” basis and in compliance with applicable laws.
•	Use any confidential information you receive due to working at Cameco for your own personal benefit or the benefit of your friends or family members
As part of our work we may receive confidential information about other companies. Be aware that you might have obligations regarding this confidential information. For example, there may be a confidentiality agreement that restricts what we can do with the information we receive.
Make sure you check with the legal department about what information can be disclosed and who it can be disclosed to inside and outside of Cameco.
Check our Confidentiality Policy for more information.
If you work in Canada, and handle confidential information, you also need to know about our Privacy and Protection of Personal Information Policy. You need to state on your declaration form, under this code, that you have read and will follow this policy. The policy is about how to fulfill the principles in Canada’s Personal Information Protection and Electronic Documents Act.
Ken Seitz, Senior Vice-President,
Marketing and Business Development

We maintain our business records according to the law and our own retention policies
We never alter, distort or conceal any records, or destroy any records except in accordance with the law and our retention policies. We retain all relevant documents if there is a lawsuit, government investigation or other type of special investigation.
Contact the corporate records management group or legal department if you’re unsure about what documents to retain.
We do not take unfair advantage of opportunities through our jobs
We owe a duty to Cameco to put its interests ahead of our own when opportunities arise that we have discovered or created through our jobs at Cameco.
You may not use company property, information, or any influence you have because of your job for your own personal gain or to compete with the company.
Ideas and inventions belong to the company when you came up with them as part of your normal duties. Check with the corporate secretary if you’re unclear whether your idea or invention belongs to you or the company.
We take action to identify and prevent fraud
Fraud happens when someone acts dishonestly to make money illegally or to get an unfair advantage. Examples include stealing, forgery, identity theft, misuse of assets, taking kickbacks and making false reports.
We don’t tolerate any type or degree of fraud at Cameco. We are each responsible for identifying and preventing fraud.
Report any suspected fraud to your supervisor or manager. If this creates a conflict for you, contact the internal audit department or you can report your suspicion anonymously through the Ethics Hotline. You’re protected from any form of punishment or retaliation when you honestly report suspected cases of fraud.
Check our Anti-Fraud Policy and Inspecting Suspected Fraud Procedure for more information.
We protect and properly use Cameco’s property
We protect our company’s property and use it efficiently because theft, carelessness and waste affect our profitability.
Get permission from your supervisor or manager before using company property for anything other than official company business.

We use our computer systems, e-mail and Internet appropriately
Our computer systems, e-mail and Internet are for business use. Some personal use is OK as long as it’s outside of business hours and does not interfere with company business.
The information you view and share — whether for business or personal use — must be appropriate, respectful and according to our rules.
Check section 3.13 of our Electronic Information and Information Technology Security Program for more information.
We take the time needed to do jobs safely
Safety is our top priority. No job is so important that we can’t take the time to do it safely. We have safe and healthy workplaces and continually look for ways to improve.
Check our Safety, Health, Environment and Quality Policy for the principles we follow on workplace safety and health.
Report any actual or potential safety or health risks you discover at work to your supervisor, manager or senior management. You can also report your concerns through the Ethics Hotline if you’re uncomfortable speaking to someone in the company directly or if you wish to report your concerns anonymously.
Question:
What should I do if I think someone might be acting fraudulently but I can’t prove it?
Answer:
You should report the situation even if you can’t prove it. An investigation by the internal audit department will then determine if it is a case of fraud. You are protected from any form of punishment when you report your concern honestly.
Report the situation to your supervisor or manager, your local corporate human resources department, the internal audit department or anonymously through the Ethics Hotline.

Question: I think one of the practices at my workplace is unsafe but my supervisor and manager disagree. I really think this is an accident waiting to happen but I’ve already reported it so should I just forget about it? Answer: No, you shouldn’t forget about it because someone could get hurt. Report it to your local safety department, workplace occupational, health and safety committee, SHEQ audit group, local or corporate human resources department, the corporate legal department or the corporate secretary. If this makes you uncomfortable then you can report your concerns anonymously through the Ethics Hotline. There will be no retaliation for reporting your honest concerns, regardless of the outcome. Bob Steane, Senior Vice-President and Chief Operating Officer

We treat everyone with respect and dignity

We each have the right to work in a place that encourages equal opportunity and doesn't allow discrimination. This means we must all co-operate, understand and respect each other.

We don't allow any sort of harassment at Cameco. Harassment is a comment or conduct that is known (or should be known) to be unwelcome or offensive to a reasonable person.

Question:

Answer:

You should go ahead and take your complaint forward, in accordance with our *Respectful Workplace Policy*, to your supervisor's manager, the human resource department, union representative (if applicable), site nurse, or other person of authority in the company. Retaliation against an employee who files a complaint is not allowed. Tell your human resources department if your supervisor gets angry with you.

Question: My supervisor keeps asking me out on a date. I’m not interested and have told him so several times. I’m worried my supervisor will get angry and that my job will be at stake if I file a complaint. What should I do? We treat everyone with respect and dignity Answer: We each have the right to work in a place that encourages equal You should go ahead and take your opportunity and doesn’t allow complaint forward, in accordance discrimination. This means we must with our Respectful Workplace all co-operate, understand and respect Policy, to your supervisor’s each other. manager, the human resource We don’t allow any sort of harassment department, union representative at Cameco. Harassment is a comment (if applicable), site nurse, or other or conduct that is known (or should be person of authority in the company. known) to be unwelcome or offensive to Retaliation against an employee a reasonable person. who files a complaint is not allowed. Tell your human resources Check our Respectful Workplace Policy department if your supervisor gets for more information and what to do if angry with you. you’re being harassed.

Our Conduct within the Community
We do our work in a socially responsible manner
We are leaders in corporate social responsibility. This is due to our commitment to a safe, healthy and rewarding workplace, a clean environment, supportive communities and outstanding financial performance. We measure our success by our performance in these four areas.
Our decisions and actions are guided by our four values: safety and environment, people, integrity and excellence. By pursuing these values, we attract and retain top talent; earn the trust of our stakeholders; manage risks effectively; and ensure the long-term competitiveness and sustainability of our operations, all for the purpose of adding shareholder value.
Check our Value Statements for further information on how we live our values.
Keep our four measures of success and values in mind as you perform your duties. Make sure you do what is right to help us achieve true success.
Check our Corporate Social Responsibility Policy for more information.
We engage people in the communities where we are located
We invite community members to take part in various activities that allow us to share non-confidential information regarding our projects in an open and understandable way, and to hear their concerns and ideas about our business activities.
Remember to listen respectfully to concerns and questions from community members whether it’s part of your job or whether it’s family, neighbours or friends who share their concerns with you. Answer their questions honestly. If you don’t know an answer then find out what it is and follow up with them.

We support worthwhile community causes
We strive to support many worthwhile community causes by donating our human and financial resources. We each have the opportunity to make a difference in our communities by volunteering for one of the many causes that Cameco supports.
Consider volunteering to help out your local community or the larger world community.

We protect the environment We protect the environment by: Reducing environmental risks and keeping them as low as reasonably achievable Preventing pollution Meeting or exceeding all environmental laws, regulations and other environmental requirements that apply to us Continually looking for ways to improve how we protect the environment Check our Safety, Health, Environment and Quality Policy for more information. We follow our company guidelines when supporting or participating in political activities It’s OK for you to make personal donations or participate in the political process on your own behalf. You can’t use company property for campaigning for a political party or candidate, including yourself, without the consent of your supervisor or manager. Any contributions from the company to political parties or candidates may be made only according to our guidelines. Check our Political Donations Policy for the guidelines to follow.

Report your concerns If you have any concerns about how we might be a_ecting the environment, report them to your supervisor or manager, your local environment department, the SHEQ audit group, the corporate legal department or the corporate secretary. You can also report your concerns anonymously through the Ethics Hotline. You are protected from any form of retaliation when you report your concern honestly.

Our Conduct with our Shareholders and the Public
We continuously disclose important information to the public openly and honestly
We disclose information both in good times and in bad times. Our disclosures are timely, complete, accurate and balanced. They avoid any misrepresentation of our operations or finances, which is critical to our relationship with our investors. We keep information confidential until we, as a company, disclose it publicly.
Disclosure includes information about our mineral reserves and resources, which is important to the valuation of our shares. We follow our Mineral Reserve and Resource Policy and use established procedures and applicable Canadian securities laws to estimate our reserves and resources.
If you are involved in preparing disclosures, you must follow our disclosure and financial reporting controls and procedures, and securities laws and regulations.
Check both our Corporate Disclosure Policy, and our Disclosure Controls and Procedures for more information.
Cameco is a publicly listed company. We owe it to our shareholders to always act in the best interests of Cameco.
We only share information publicly through our authorized spokespersons or with permission from the senior vice-president, corporate services
Don’t release any public disclosure documents until they’ve been reviewed by the disclosure committee.

If you plan to give a presentation, speech, interview or a written statement publicly on behalf of Cameco or to promote materials of interest to investors, first have them reviewed by the investor, corporate and government relations department.
Refer all inquiries from shareholders, analysts and the media to one of our authorized spokespeople.
Check with the vice-president, investor, corporate and government relations to find out who your spokesperson is or for more information about our Corporate Disclosure Policy and related procedures.
We keep full and accurate financial reports and administrative records
We keep proper records to meet our legal and financial obligations and to manage our business.
If you have any responsibility for creating or keeping records, ensure they’re accurate and complete, and that you follow the corporate procedures relevant to your job. Never falsely record information about Cameco’s assets, or hide information about assets, liabilities, revenues or expenses.
If you prepare a financial report for shareholders and the public, it must fairly present the information and follow international financial reporting standards, applicable laws and regulations.
Inaccurate financial reports can bring stiff penalties under securities laws.
Under securities laws, our chief executive officer and chief financial officer have to pay the company back for compensation they’ve received if we’ve had to restate our financial statements because of misconduct that resulted in not complying with a financial reporting requirement.
Kim Goheen, Senior Vice-President
and Chief Financial Officer

We report concerns regarding accounting practices
We follow all applicable securities laws and regulations, accounting standards and accounting controls and audit practices.
Report any concerns you have about our accounting or auditing practices. You’re protected from any form of punishment when you report your concern honestly. The audit committee will oversee the treatment of employee concerns in this area.
Anyone from outside the company can also report a concern. If you receive a concern from someone from outside the company, report it promptly in writing to the corporate secretary.

How to Report a Concern about an Accounting Practice
Report your concern directly to the corporate secretary
OR
Report your concern in confidence to the audit committee chair. To do this, send a sealed letter by mail (or other delivery) addressed to:
Cameco Corporation
2121 11th Street West
Saskatoon, SK S7M 1J3
Canada
“Private and Strictly Confidential, Attention: Chair of the Audit Committee”
OR
Report your concern anonymously through the Ethics Hotline online at www. clearviewconnects.com. For our employees in Canada and the U.S., the Ethics Hotline can also be accessed by phone at 1-866-590-4135.
Question:
What happens after I report a concern through the Ethics Hotline?
Answer:
A note is sent to you to let you know your concern was received and will be reviewed by the Ethics Hotline review committee. Other individuals may also be assigned by this committee to assist.
Anonymity will be maintained. Information will only be shared with those who need to know to complete the investigation.
Following an established procedure, the committee decides what action is needed to correct any problems discovered through the review.

Our Conduct with Customers, Partners, Contractors, Suppliers and Competitors
We act fairly, honestly and respectfully with everyone
Cameco’s success depends on our relationships with customers, partners, contractors, suppliers and competitors. These relationships can be damaged if we don’t deal with people fairly, honestly and respectfully.
Never take advantage of anyone through any kind of unfair practice. Examples of unfair practices include: manipulating or hiding information or twisting the facts.
We only give and accept modest gifts and invitations in the spirit of business courtesy and relationship management
You may only give to, or accept gifts and invitations from, companies or people who deal with Cameco if the gifts are consistent with customary business practices and:
•	Do not influence or appear to influence how you carry out your duties

•	Are not cash

•	Are not too expensive

•	Do not violate any applicable laws

•	Do not violate this code or our International Business Conduct Policy
Check with the corporate secretary or senior vice-president, corporate services if you’re unsure about whether you should give or receive a gift.

Question:
A supplier I deal with invited me and my husband to a concert. Can I accept the invitation?
Answer:
You can accept the invitation if the supplier normally invites clients and their spouses to social events in appreciation of their business and not as a way to obtain business, and if the supplier attends the concert with you.
Question:
A contractor in another country that we are thinking of using has invited me to tour his facility at his company’s expense. Is this OK?
Answer:
This is OK if it’s important to see how the company operates in order to make a decision about using the company, if the travel costs are reasonable, and if your supervisor gives you permission to go on the trip.
Examples of Acceptable Gifts and Invitations
You can accept:
•	Gifts of pens, hats, shirts, mugs and similar items with a company’s logo

•	Customary gifts of chocolate, cookies or similar items during the Christmas season

•	An expensive gift only when it would be very inappropriate to refuse. In this case, you would accept the gift on behalf of Cameco and then give it to the corporate facilities department so they can catalogue it and determine the best place for its display or usage.

•	Reasonable invitations to business-related meetings or conferences

•	Invitations to social, cultural or sporting events if the cost is reasonable, your host will be present and your attendance serves a customary business purpose

•	Invitations to join your host at sports events, or trips to golf or fish or similar events and trips that are customary within the industry for people in jobs like yours and where they promote good working relationships

Question:
I’m hosting a social gathering on behalf of Cameco for some foreign business people we are doing business with. How much can I spend and is it OK if their spouses also attend?
Answer:
The amount you spend shouldn’t be excessive for the circumstances. Your rank and seniority and that of the people being entertained determine the type and nature of the entertainment you provide.
Spouses could be included depending on the circumstances. For example, if they travelled with their spouses on the business trip and the spouses of any Cameco people are also in attendance then it may be acceptable.
Check our International Business Conduct Policy and check with the corporate legal department for guidance before finalizing your arrangements.
Grant Isaac, Senior Vice-President,
Corporate Services

We follow the competition laws of the countries where we operate We never enter into arrangements that unlawfully restrict our ability to compete with other businesses or restrict other businesses from competing freely with us. with suppliers or customers that would Avoid contact with competitors’ restrict competition. This is against our employees when it appears you may rules and could lead to illegal price-be collaborating with them on the fixing agreements. prices we charge for products or on any other aspects of our relationships Check our Competition Law Compliance Policy for more information.

Our Administration of this Code
We commit to annually reviewing this code
Each of us read the code and sign a declaration form when we begin our jobs or board appointments at Cameco, and we’re also sent a copy of the code to review every December.
If you’re in job band 6 or above, or you work in supply chain management, exploration or corporate human resources you must also sign a new declaration form annually and submit it to the corporate secretary. At any time during the year, if you’re promoted into any of these positions, you will complete a new declaration form.
Report any actual, potential or perceived conflict you have on this form and sign it to show that you read the code, understand it and agree to follow it. You also need to complete the personal information pledge portion of the form if you work in Canada and have access to personal information.
Promptly complete and submit a new declaration form to the corporate secretary at any time an actual, potential or perceived conflict of interest arises that you haven’t already declared.
We understand there are consequences for violating this code or corporate policies
You could be reprimanded, demoted, suspended or even dismissed if you don’t follow the code. The consequences depend on how severely the code is violated. Not following a policy referred to in this code will be treated as a violation of this code.
The corporate secretary and senior vice-president, corporate services make up Cameco’s compliance committee. They have the authority to investigate and decide if the code has been violated. They perform this responsibility under the direction of our board’s audit committee. When a violation concerns a director, the investigation is conducted under the guidance of our board’s nominating, corporate governance and risk committee.
We report violations of this code or corporate policies
Report any concerns about the code or corporate policies not being followed to your supervisor, manager, local or corporate human resources department, the internal audit department, the corporate legal department or the corporate secretary.
If you prefer, you can report your concern anonymously through our Ethics Hotline, which is available 24/7 and operated by an external company. The Ethics Hotline can be reached online at www.clearviewconnects.com. For our employees in Canada and the U.S., the Ethics Hotline can also be accessed by phone at 1-866-590-4135.
You are protected from any form of retaliation or punishment when you

Promptly complete and submit a new declaration form to the corporate secretary at any time a new actual, potential or perceived conflict of interest arises.

Refusing to co-operate investigation is a violation of this code.
report a concern honestly and with the right intentions. Your supervisor, manager or anyone else would face serious consequences if they tried to punish you in any way for reporting a concern.
If you believe you are being punished in some way for reporting a concern, tell your supervisor or manager, someone in the local or corporate human resources department, the internal audit department, the corporate legal department, the corporate secretary or the Ethics Hotline, whichever would be appropriate or most comfortable for you.
The corporate secretary keeps a log of reports and complaints
The corporate secretary keeps a log of all accounting matter concerns or Ethics Hotline reports received. Information recorded includes the nature of the concern, the date it was received and acknowledged, progress on the investigation, and the outcome. The log and copies of the concerns received are kept for at least seven years.
Waivers of this code require approval before they can proceed
Waivers for officers or board directors can only be made by the board of directors on the recommendation of either the audit committee or the nominating, corporate governance and risk committee, whichever is applicable. Waivers will be promptly disclosed as required by applicable securities rules and regulations.
Waivers for other employees can only be made by the compliance committee consisting of the corporate secretary and senior vice-president, corporate services.

Our Policies, Programs and Procedures Referenced in this Code
•	Anti-Fraud Policy 15

•	Competition Law Compliance Policy 31

•	Confidentiality Policy 12

•	Conflicts of Interest Between Employed Family Members Procedure (Canada) 8, 10

•	Corporate Disclosure Policy 24

•	Corporate Social Responsibility Policy 20

•	Disclosure Controls and Procedures 24, 25

•	Electronic Information and Information Technology Security Program 16

•	Inspecting Suspected Fraud Procedure 15

•	International Business Conduct Policy 4, 28, 30

•	Mineral Reserve and Resource Policy 24

•	Political Donations Policy 22

•	Privacy and Protection of Personal Information Policy (Canada) 12

•	Respectful Workplace Policy 18

•	Safety, Health, Environment and Quality Policy 22

•	Securities Trading and Reporting Policy 4

•	Value Statements 2, 20

Contact Information
If you are seeking advice or you know of, or suspect, any violations of this code, you should first consider speaking to your supervisor or manager. If you are not comfortable doing this or you are not satisfied with the response you receive, then there are several other ways to report your concerns.
Ways to Seek Advice or Report Concerns
▪	Typical Ways

Your supervisor or manager	Check your local directory
Your local human resources department	Check your local directory
Corporate human resources department	Phone: (306) 956-6370
▪	Other Ways

Corporate legal department	Phone: (306) 956-6720

Corporate internal audit department including SHEQ audit group	Phone: (306) 956-6659

Corporate secretary, Gary Chad	Phone: (306) 956-6303

Executive Officers:

Jerry Grandey	Phone: (306) 956-6285
Tim Gitzel	Phone: (306) 956-6244
Bob Steane	Phone: (306) 956-6653
Ken Seitz	Phone: (306) 956-6224
Kim Goheen	Phone: (306) 956-6256
Gary Chad	Phone: (306) 956-6303
Grant Isaac	Phone: (306) 956-8127

Audit Committee	Write to:
Cameco Corporation
2121 11th Street West

Saskatoon, SK S7M 1J3 Canada
“Private and Strictly Confidential — Attention: Chair of the Audit Committee”
The phone numbers indicated above are in Canada. If you are calling from outside of Canada or the U.S., you will need to include the applicable international country code number for Canada. The country code number to use depends on where you are calling from. Check your phone book or contact a phone operator to obtain this number.
▪	A way to report concerns anonymously

Ethics Hotline	Online: www.clearviewconnects.com
Phone (available to employees in Canada
and the U.S.): 1-866-590-4135